UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. )*
               UNITED STATES SHOE CORPORATION
____________________________________________________________
                    (Name of Issuer)
                   Common Stock, No par value
____________________________________________________________
                 (Title of Class of Securities)
                            912605102
___________________________________________________________
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                         (201) 325-8660
____________________________________________________________
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       March 3, 1995
____________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties